

Mail Stop 3561

December 10, 2015

Lamont Roberts
Chief Executive Officer
Goliath Film and Media Holdings
4640 Admiralty Way, Suite 500
Marina del Ray, CA 90292

      Re: **Goliath Film and Media Holdings**
               Form 10-K for the Fiscal Year Ended April 30, 2015
               Filed August 13, 2015
               Form 10-Q for the Quarterly Period Ended July 31, 2015
               Filed September 21, 2015
               File No. 0-18945

Dear Mr. Roberts:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2015

Exhibits 31

1. Please file an amendment that includes the certifications required by Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended July 31, 2015

Exhibits 31

2. We note you deleted the parenthetical phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and the phrase "..of internal control over financial reporting.." in paragraph 5. Your certifications should conform exactly to the

certification requirements outlined in Item 601(b)(31)(i) of Regulation S-K. Please revise your certifications in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

//s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products